貝克‧麥堅時律師事務所

07027548

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED
2007 OCT 26 P 2:15

October 23, 2007

Our ref: 32002208-000004

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

SUPPL

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated October 17, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-2446 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Zhenya Wang (Vincent)

Joyce Ip / Vincent Wang

Encl.

PROCESSED
OCT 30 2007
THOMSON FINANCIAL

10/29

<u>**Annex 1**</u>

A List of Documents Made Public
in connection with the Listing since our last submission on October 17, 2007:

1. Announcement of Third Quarterly Report of 2007 by China Shipping Development Company Limited, released on October 22, 2007.

2. Announcement of Written Resolutions Passed at the Nineteenth Board Meeting of 2007 by China Shipping Development Company Limited, released on October 22, 2007.

3. Announcement of Major Transaction – Construction of New Vessels by China Shipping Development Company Limited, released on October 22, 2007.

4. Announcement of Resolutions Passed at the Sixth Meeting of the 2007 Supervisory Committee by China Shipping Development Company Limited, released on October 22, 2007.

5. Announcement on Positive Profit Warning by China Shipping Development Company Limited, released on October 22, 2007.

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1138)

Third Quarterly Report of 2007

IMPORTANT NOTICE

This third quarterly report has been prepared in accordance with the regulations on Disclosure of Information in Quarterly Reports for Listed Companies issued by the China Securities Regulatory Commission. This report is published simultaneously in Shanghai and Hong Kong of the People's Republic of China (the "**PRC**"). All financial information set out in the third quarterly report is unaudited and prepared in accordance with the PRC Accounting Standards.

The board (the "**Board**") of directors (the "**Directors**") of China Shipping Development Company Limited (the "**Company**", together with its subsidiaries, the "**Group**") confirms that there are no false representation or misleading statements contained in or materially omitted from this announcement. The Directors jointly and severally accept responsibility for the truthfulness, accuracy and completeness of the contents of this announcement.

Mr. Li Shaode, chairman, Mr. Wang Kangtian, chief financial officer, and Mr. Ding Zhaojun, deputy manager of the financial department of the Company have declared that they guarantee the truthfulness, accuracy and completeness of the financial statements contained in this announcement.

This announcement is made pursuant to Rule 13.09(2) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1. PARTICULARS OF THE COMPANY

1.1 Principal financial data and statistics highlights

Items	As at 30 September 2007	As at 31 December 2006	Increase/ Decrease (%)
Total assets (RMB'000)	21,462,731	16,908,739	26.93
Shareholders' Equity (excluding minority interests) (RMB'000)	15,034,128	12,515,030	20.13
Net assets per share (RMB)	4.52	3.76	20.13

	For the nine months ended 30 September 2007	Increase/ Decrease as compared with the same period of 2006 (%)
Net cash flow from operating activities (RMB'000)	4,076,451	66.39
Net cash flow from operating activities per share (RMB)	1.23	66.39

	For the three months ended 30 September 2007	For the nine months ended 30 September 2007	Increase/ Decrease as compared with the three months ended 30 September 2006 (%)
Net profit (RMB'000)	1,203,831	3,430,628	69.88
Basic earnings per share (RMB)	0.362	1.031	69.88
Basic earnings per share after exceptional items (RMB)	—	0,956	—
Diluted earnings per share (RMB)	0.358	1.027	67.99
Rate of returns on net assets (%)	8.01	22.82	Up 2.43 percentage points
Rate of returns on net assets after exceptional items (%)	7.40	21.16	Up 2.12 percentage points

Exceptional items	For the nine months ended 30 September 2007 *(RMB'000)*
Profit and Loss on disposal of non-current assets	257,810
Net profit/loss for the period of subsidiary formed from the merger of enterprises under same control from the beginning of period to the date of merger	1,302
Profit and loss on disposal of long term equity investment	-8,551
Profit and loss arising from other exceptional items	-585
Total	249,976

1.2 As at 30 September 2007, the Company had a total of 61,521 shareholders, of which 275 were holders of H shares.

The top 10 shareholders of circulation shares of the Company (unit: share)

Name of shareholders	Number of shares held at 30 September 2007	Type of shares
HKSCC Nominees Limited	1,290,896,897	Hshares
Industrial and Commercial Bank of China-Hua An Small Capitalization Company Growth Equity Securities Investment Fund (Fund Anrui)	16,006,565	Ashares
China Construction Bank-CITIC Dividend Seclective Fund	13,419,258	Ashares
China Construction Bank-Hua An Hongli Equity Fund	12,880,000	Ashares
China Life Insurance Company Limited — Dividend Payout — Individual Dividend Payout — 005L — FH002 Shanghai	10,000,000	Ashares
China Construction Bank - First State Cinda Leading Growth Equity Securities Investment Fund	9,999,959	Ashares
Agricultural Bank of China - Dacheng Creative Growth Equity Securities Investment Fund	9,313,709	Ashares
Industrial and Commercial Bank of China Limited - E Fund Value Growth Fund	8,245,291	Ashares
Haitong Securities Co., Ltd-Bank of Communications-Nikko Asset Management Co.,Ltd-Nikko Asset Management China A-Shares Mother Fund	8,000,375	Ashares
Bank of Communications-Fund Anshun	7,888,858	Ashares

2. SIGNIFICANT EVENTS

2.1 Material Changes in the net profit of the Group and its reasons

During the nine months ended 30 September 2007, the Group achieved a net profit of approximately RMB3,430,630,000, representing an increase of 71.5 per cent as compared with the same period of 2006, the main reasons of which are as follows:

(1) In 2006, the Company acquired 42 bulk carriers with a total shipping capacity of 1.4 million dead weight tones, from its parent company China Shipping (Group) Company. The 42 bulk carriers have been delivered to the Company and commenced operations at the beginning of 2007. As a result, the total shipping capacity of the bulk fleet of the Group will increase by 1.4 million dead weight tones;

(2) In 2007, the average freight rates for the domestic thermal coal transportation contract will increase by 14% as compared with 2006;

(3) During the nine months ended 30 September 2007, the Group has made further improvement in controlling its operating costs. The Group's operating costs has increased by approximately 13.5% as compared with the same period of 2006, where the rate of increase is lower than the respective rates of increase of 22.2% and 29.6% in shipping volume and the revenue from operating activities; and

(4) During the nine months ended 30 September 2007, the net non-operating income less expenses of the Group was RMB302.62 million, mainly arising from the gain on disposal of the old vessels by the Company. The net non-operating income less expenses of the Group was RMB100.78 million during the same period of 2006.

2.2 The progress of significant events and the impacts

1. On 2 July 2007, the Company issued convertible bonds in the principle amount of RMB 2 billion with face value in integral principal amounts of RMB100 each with 10 convertible bonds forming one board lot. The convertible bonds have been trading in the Shanghai Stock Exchange since 12 July 2007. The potential dilutive shares arisen from the issue of convertible bonds have been reflected in the data of diluted earnings per share in the table of principal financial data and statistics highlights in the previous page.

2. On 17 September 2007, the Board of the Company convened a meeting, at which the following resolution was approved: the Company shall not exercise the option to acquire the equity interests in China Shipping Container Lines Limited owned by China Shipping (Group) Company, the controlling shareholder of the

Company, within three years, so as to concentrate its capital and resources in the development of oil transportation and dry bulk cargo transportation business. Please refer to the Company's announcement dated 17 September 2007 for the details.

3. Shanghai Yinhua Shipping Company Limited (上海銀樺航運有限公司), a joint venture between the Company and Jiangyin Sulong Power Generation Company Limited (江陰蘇龍發電有限公司), was establised on 17 September 2007. The Company holds 51% interest in Shanghai Yinhua Shipping Company Limited.

2.3 Anticipated profit increase

It is expected that the net profit of the Group for 2007 (to be prepared in accordance with PRC accounting standards) will increase by more than 50% as compared with 2006. The main reason is that the Group acquired 42 bulk carriers from its parent company China Shipping (Group) Company and its subsidiaries in 2006. These 42 bulk carriers have been delivered to the Group and commenced operations at the beginning of 2007. As a result, the total shipping capacity of the bulk fleet of the Group increased by 1.4 million dead weight tones.

2.4 Equity interest in other listed company

Serial No.	Stock Code	Abbreviation	Shareholding (Shares)	Shareholding in the company *(%)*	Investment cost at the beginning of period *(RMB)*	Accounting verification item
1	601872	招商輪船	20,000,000	0.58	74,200,000	Transaction financial assets
Total			—	—	74,200,000	—

By order of the Board
China Shipping Development Company Limited
Li Shaode
Chairman

Shanghai, the PRC
22 October 2007

As at the date of this announcement, the Board of Directors of the Company comprises of Mr. Li Shaode, Mr. Ma Zehua, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive Directors, Mr. Ma Xun, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive Directors.

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1138)

WRITTEN RESOLUTIONS PASSED AT THE NINETEENTH BOARD MEETING OF 2007

The Board is pleased to announce that the Directors adopted written resolutions in lieu of a physical meeting on 22 October 2007. The resolutions set out below were duly passed.

The board of directors (the "**Board**") of China Shipping Development Company Limited (the "**Company**") is pleased to announce that the Directors adopted certain written resolutions (the "**Written Resolutions**") on 22 October 2007 in lieu of a physical meeting.

The Written Resolutions were duly passed in accordance with the relevant provisions of the Company Law of the People's Republic of China (the "**PRC**") and the articles of association of the Company. The following resolutions were considered and duly passed at the Meeting:

1. The third quarterly report of the Company for 2007 is approved.

   All financial information set out in the third quarterly report is unaudited and prepared in accordance with the PRC Accounting Standards. For the details, please refer to the Third Quarterly Report of 2007 issued on the same date.

2. The "Rectification report on the corporate governance of China Shipping Development Company Limited" is approved.

   The "Rectification report on the corporate governance of China Shipping Development Company Limited" are prepared as required by the China Securities Regulatory Commission and Shanghai Stock Exchange and set out in the Company's website (www.cnshippingdev.com), for information purposes only.

This announcement is made pursuant to Rule 13.09(2) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Company's A Shares are listed on the Shanghai Stock Exchange which has requested the Company to issue a similar announcement.

By order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, the PRC
22 October 2007

As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Ma Zehua, Mr.Lin Jianqing, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive directors, Mr. Ma Xun, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 1138)

MAJOR TRANSACTION
CONSTRUCTION OF NEW VESSELS

Reference is made to the Company's announcement dated 17th September 2007 concerning, among other things, negotiations on construction of new vessels which may constitute a major transaction.

On 22nd October 2007, CS Development Hong Kong entered into the Agreements with the Vendors for the construction of four VLOCs each of 300,000 dead weight tons for the transportation of iron ores. The total consideration for the construction of the VLOCs is approximately US$455,200,000 (equivalent to approximately HK$3,550,560,000).

The entering into of the Agreements (which, for the purpose of the Listing Rules, will be aggregated with the agreements for the construction of six tankers of 76,000 dead weight tons each for the transportation of crude oil and refined oil between the Company and the Vendors, details of which were contained in the Company's announcements dated 2nd March 2007) constitutes a major transaction of the Company under the Listing Rules. A circular giving details of the transaction under the Agreements, together with a notice convening the EGM, will be despatched to Shareholders in due course.

The Agreement

Reference is made to the Company's announcement dated 17th September 2007 concerning, among other things, negotiations on construction of new vessels which may constitute a major transaction.

On 22nd October 2007, CS Development Hong Kong entered into the Agreements with the Vendors for the construction of four VLOCs each of 300,000 dead weight tons for the transportation of iron ores. The total consideration for the construction of the VLOCs is approximately US$455,200,000 (equivalent to approximately HK$3,550,560,000). The consideration is determined by reference to the market price of iron ores carriers ranging in sizes from 230,000 to 300,000 dead weight tons during the past 3 months. The Agreements were entered into after trading hours of 22nd October 2007.

On 2nd March 2007, the Company entered into agreements with the Vendors for the construction of six tankers of 76,000 dead weight tons each for the transportation of crude oil and refined oil, details of which were contained in the Company's major transaction announcement dated 2nd March 2007. Save as aforesaid, in the 12 months prior to the date of this announcement there were no other transactions between the Company and the Vendors and its associates which require aggregation under Rule 14.22 of the Listing Rules.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, the Vendors and their ultimate beneficial owners are independent third parties not connected with the Company and its connected persons (as defined in the Listing Rules).

The Directors (including the Independent non-executive Directors) consider that the terms of the Agreement are determined on an arm's length basis, on normal commercial terms and fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Terms of the Agreements

The prices of the VLOCs will be payable in US$. Relevant payments under each of the Agreements will be payable in 5 instalments at various stages of the construction of the relevant vessel:

(i) for the first instalment, to pay 20% of the price within 7 business days after the Agreements become effective;

(ii) for the second, third and fourth instalment, to pay 20% of the price within 5 business days of the receipt of the relevant invoice issued by the Vendors; and

(iii) for the final instalment, to pay 20% of the price within 5 business days of the receipt of all documentation in relation to completion of the relevant VLOC by the Vendors.

The expected delivery date for each of the VLOCs is on or before 31st August 2011, 31st October 2011, 31st December 2011 and 31st March 2012 respectively.

Each of the four Agreements provides that there will be no adjustment in the price of the relevant VLOC if the delivery is delayed for a period not exceeding 40, 35, 30 and 30 days respectively. If the delay exceeds such period of time but does not exceed 220, 215, 210 and 210 days respectively, there will be a reduction in the price of the relevant VLOC determined on the basis of the extent of the delay. The reduction in the price will be calculated based on a daily reduction rate ranging from US$15,000 per day to US$23,600 per day (depending on the extent of the delay). Under the four Agreements, delay will be permitted on account of force majeure events.

If the delay exceeds 220, 215, 210 and 210 days respectively, unless the parties agree otherwise, CS Development Hong Kong has the right to accept delivery of the relevant VLOC with the daily accrued reduction in price or refuse to accept delivery of the relevant VLOC in which case all payments paid under the relevant Agreement together with interests will be refunded to CS Development Hong Kong.

The Agreements are conditional upon the approval of the Shareholders of the Company at the EGM.

Financing Terms

The construction of the VLOCs will be funded by the Company as to approximately 80% of the price by bank borrowings and approximately 20% of the price by internal resources. The financing by way of bank borrowings is expected to increase the Company's level of borrowings. Taking into account the Company's capital and shareholders' base, the Company considers that bank borrowings is the best means of financing for the construction of the VLOCs. The Directors (including the independent non-executive Directors) believe that in light of the Company's fleet expansion plan, it is fair and reasonable and in the interest of the Company and the shareholders as a whole to finance the transaction with such bank borrowings.

Information about the Group

The business scope of the Group includes: coastal, ocean and Yangtze River cargo transportation, container transportation, oil transportation, chartering, cargo agency and cargo transportation agency. The Directors are optimistic of the demand in the iron ores transportation market and its persistent growth in the coming years. In addition, the Company has entered into long-term contracts of affreightment for shipping of imported iron ores with China Shougang International Trade & Engineering Corp. and Bao Steel Company Limited respectively, details of which were contained in the Company's announcements dated 27th October, 2006 and 26th January 2007 respectively. The Directors are of the view that the construction and ownership of the VLOCs will enable the Group to take advantage of the business opportunities in the shipping market, enjoy economies of scale, optimize its overall route arrangements and improve its operating efficiency and profitability.

Under the Listing Rules, the entering into of the Agreements (which, for the purpose of the Listing Rules, will be aggregated with the agreements for the construction of six tankers of 76,000 dead weight tons each for the transportation of crude oil and refined oil between the Company and the Vendors, details of which were contained in the Company's announcements dated 2nd March 2007) constitutes a major transaction of the Company. A circular giving details of the transaction under the Agreements, together with a notice convening the EGM, will be despatched to Shareholders in due course. China Shipping (Group) Company, the controlling Shareholder of the Company, does not have and, as far as the Directors are aware having made all reasonable enquiries, no other Shareholder has a material interest in the transaction. As such, no Shareholder will be required under the Listing Rules to abstain from voting on the Agreements at the EGM.

Definitions

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:-

"Agreements"	four agreements all dated 22nd October 2007, each of which is entered into between the Vendors and CS Development Hong Kong for the construction of one VLOC (for a total of four VLOCs) for the transportation of iron ores

"Company"	China Shipping Development Company Limited (中海發展股份有限公司), a joint stock limited company established in the PRC, the H shares of which are listed on The Stock Exchange of Hong Kong Limited
"CS Development Hong Kong"	China Shipping Development (Hong Kong) Marine Co., Limited (中海發展香港航運有限公司), a wholly-owned subsidiary of the Company
"CSOC"	China Shipbuilding & Offshore International Company Limited* (中國船舶重工國際貿易有限公司), a Chinese company engaging in the trading, import, export and agency of ships and shipping related technology and services
"Dalian Shipbuilding"	Dalian Shipbuilding Industry Company Limited* (大連船舶重工集團有限公司), a Chinese Shipbuilder
"Directors"	directors of the Company
"EGM"	extraordinary general meeting of the shareholders to be convened by the Company to consider and, if thought fit, to approve the Agreements
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC"	The People's Republic of China
"Shareholder(s)"	holders of share(s) of the Company
"US$"	United States dollars, the lawful currency of the United States of America

"Vendors"	CSOC and Dalian Shipbuilding
"VLOC(s)"	Very Large Iron Ores Carrier(s)

By Order of the Board of Directors
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, the People's Republic of China
22nd October 2007

As at the date of this announcement, the Board of Directors of the Company comprises of Mr. Li Shaode, Mr. Ma Zehua, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive Directors, and Mr. Ma Xun, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive Directors.

The exchange rate adopted in this announcement for illustration purpose only is US$1.00 = HK$7.80

* *For identification purpose only*

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1138)

Resolutions Passed at the Sixth Meeting of the 2007 Supervisory Committee

The Supervisory Committee is pleased to announce that the sixth meeting of the 2007 Supervisory Committee was duly convened on 22 October 2007, during which the resolutions set out below were duly passed.

The supervisory committee (the "Supervisory Committee") of China Shipping Development Company Limited (the "Company") is pleased to announce that the sixth meeting (the "Meeting") of the 2007 Supervisory Committee was held on 22 October 2007, at 700 Dong Da Ming Road, Shanghai, the People's Republic of China ("PRC").

A quorum of supervisors was present throughout the Meeting. The Meeting was chaired by Mr. Kou Laiqi. The Meeting was duly convened in accordance with the relevant provisions of the PRC Company Law and the articles of association of the Company. Resolutions relating to the approval of the following matters were considered and duly passed at the Meeting:

1. the third quarterly report of the Company for 2007;

2. the appointment of Mr. Luo Yuming ("Mr. Luo") as a supervisor, who is a representative of staff of the Company;

   Pursuant to the Articles of Association of the Company, "the Supervisory Committee comprises three to five membes and is chaired by one of them". "More than one third (including one third) but not exceeding half of the members of the Supervisory Committee shall be staff representatives of the Company. Upon appointment of Mr. Luo as the staff supervisor of the Company effective 22 October 2007, the appointment of Mr. Yan Zhichung ("Mr. Yan") as the supervisor of the Company shall take effect simultaneously (the appointment has been approved at the annual general meeting held on 8 June 2007).

The details of Mr. Luo and Mr. Yan are as follows:

Luo Yuming, born in December, 1967, is a university graduate and a senior engineer. He is the general manager of the shipping department of China Shipping Development Company Limited Tanker Company. Mr. Luo joined the Company in August, 1989 and was captain of oil tankers of Guangzhou Maritime Transport Group Co., Ltd., head of maritime section, assistant to general manager and deputy general manager of China Shipping Development Company Limited Tanker Company - (Guangzhou Branch) . He was appointed the director of the vessel adminstration department of China Shipping Development Co., Ltd. Tanker Company on September, 2005 and the general manager of the shipping department on January, 2007. Mr. Luo graduated in July, 1989 from the Dalian Maritime University majoring in vessel driving.

In accordance with the articles of association of the Company, Mr. Luo's appointment will be with effect from 22 October 2007 until 25 May 2009. Mr. Luo will enter into a service contract with the Company. Save as disclosed above, Mr. Luo did not hold any directorship in listed public companies in the last three years, and he is not related to any director, senior management or substantial or controlling shareholder of the Company. He is not interested in any shares of the Company within the meaning of Part XV of the SFO. During the proposed term of appointment, Mr. Luo will not be entitled to any remuneration nor bonus payments as a supevisor. There is no other information relating to the appointment of Mr. Luo that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules. Save as disclosed herein, there are no other matters that need to be brought to the attention of the shareholders of the Company.

Yan Zhichung, born in May 1957, is a senior engineer and general manager of Guangzhou Marine Transport (Group) Company Limited. He was formerly the general manager of China Shipping Development Company Limited Tanker Company- (Guangzhou Branch), the general manager of the transportation department of China Shipping (Group) Company, the vice president of the China Shipping (H.K.) Holdings Co., Ltd., and the general manager of China Shipping International Ship Management Co., Ltd.

In accordance with the articles of association of the Company, Mr. Yan's appointment will be with effect from 22 October 2007 until 25 May 2009. Mr. Yan will enter into a service contract with the Company. Save as disclosed above, Mr. Yan did not hold any directorship in listed public companies in the last three years, and he is not related to any director, senior management or substantial or controlling shareholder of the Company. He is not interested in any

shares of the Company within the meaning of Part XV of the SFO. During the proposed term of appointment, Mr. Yan will not be entitled to any remuneration nor bonus payments as a supevisor. There is no other information relating to the appointment of Mr. Yan that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules. Save as disclosed herein, there are no other matters that need to be brought to the attention of the shareholders of the Company.

3. approve the nomination of Mr. Yu Shicheng ("Mr. Yu") for appointment as a supervisor, subject to the approval of the shareholders of the Company at a general meeting.

   In accordance with the recommendation by China Shipping (Group) Company, the controlling shareholder of the Company, it was proposed that Mr. Yu be appointed as an independent supervisor of the Company.

   In compliance with Rule 13.51(2) of the Listing Rules, the relevant details of Mr. Yu will be set out in the relevant notice of extraordinary general meeting of the Company.

This announcement is made in compliance with the simultaneous dissemination of information requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Company's A shares are listed on the Shanghai Stock Exchange, and it has been requested by the Shanghai Stock Exchange to make an announcement similar to this announcement.

By order of the Supervisory Committee
China Shipping Development Company Limited
Kou Laiqi
Chairman of the Supervisory Committee

22 October 2007
Shanghai, the PRC

* *As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Ma Zehua, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive directors, and Mr. Ma Xun, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.*

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1138)

Announcement on Positive Profit Warning

The Company and all members of the board of directors of the Company ensure the truthfulness, accuracy and completeness of this announcement and jointly and severally accepts full responsibility for any factitious record, misleading statements or material omissions contained herein.

1. Projected results for 2007

    1. Results prediction period: 1 January 2007 to 31 December 2007;

    2. Results prediction position: It is predicted that the net profit of the Company for the full year of 2007 will increase by more than 50% over 2006;

    3. The results prediction has not been audited by an accounting firm.

2. Results for 2006

    1. Net profit of the Company for 2006: RMB2,760,792,868.50;

    2. Earnings per share: RMB0.830.

3. Major reasons for the growth of results:

   The 42 dry bulk cargo ships purchased by the Company and its subsidiaries from the Company's controlling shareholder, China Shipping (Group) Company, and its subsidiaries in late 2006 have been delivered and put into operation in early 2007, increasing the capacity of the dry bulk cargo fleet by 1.4 million dwt.

4. Details of the financial information will be disclosed in the 2007 annual report of the Company

This announcement is made in compliance with the simultaneous dissemination of information requirement under Rule 13.09(2) of the Listing Rules. The Company's A Shares are listed on the Shanghai Stock Exchange, and it has been requested by the Shanghai Stock Exchange to make an announcement similar to this announcement.

By Order of the Board of Directors
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

22 October 2007

As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Ma Zehua, Mr.Lin Jianqing, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive directors, Mr. Ma Xun, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.

END